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Companies (SST)                                                           Page 1
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KEVCO AND SHELTER COMPONENTS
ANNOUNCE MERGER AGREEMENT

October 22, 1997 9:28 AM EDT

MERGER TO ESTABLISH THE LEADING DISTRIBUTOR TO MANUFACTURED HOUSING INDUSTRY

FORT WORTH, Texas, Oct.22 /PRNewswire/ -- Kevco, Inc. (Nasdaq: KVCO) and Shelter Components Corporation (Amex: SST) jointly announced that they have signed a definitive merger agreement for Kevco to acquire all the outstanding shares of Shelter Components. Pursuant to the agreement, Kevco will pay $17.50 per share for each share of common stock of Shelter Components which currently has approximately 7.8 million shares of common stock outstanding.

The transaction will be a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Shelter Components will become a wholly-owned subsidiary of Kevco. The transaction has been recommended by the Boards of Directors of each company. The cash tender offer is subject to Kevco receiving at least a majority of the outstanding shares of Shelter Components as well as the receipt of the required regulatory approvals and completion of anticipated financing, and is expected to be completed before year end.

"The acquisition of Shelter Components establishes Kevco as the leading distributor of building products for the manufactured home and recreational vehicle industries," said Jerry E. Kimmel, Chairman, President and Chief Executive Officer of Kevco. "We believe the combination of the two organizations will significantly enhance the value of our services to customers. Shelter Components distributes a broad range of products including hardware, fasteners, doors, siding, vinyl windows, plumbing, electrical and other building products. These generally complement the plumbing fixtures, wood products and other building components that Kevco markets through our distribution centers and manufacturing facilities. The addition of the product lines represented by Shelter Components will enable us to meet more of the needs of customers which should facilitate their production planning. We also expect that the merger will lead to increased economies of scale."

Kimmel added, "The public offering we completed a year ago has provided the additional capital that has helped Kevco become a key participant in the consolidation now occurring within our industry. This agreement to merge Shelter Components with Kevco follows the acquisitions earlier this year of Bowen Supply and Consolidated Forest Products. We recognize the challenges ahead in combining our operations but are excited about what we believe is an exceptional opportunity to further our commitment to provide superior customer service."

Larry D. Renbarger, Chief Executive Officer of Shelter Components, stated, "We believe the continued consolidation of the supply-side of our core markets is responsive to our customers objectives and will also benefit vendors and employees."

For the year ended December 31, 1996, Shelter Components reported net sales of
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Companies (SST)                                                           Page 2
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$446 million and net income of $7.7 million, or $0.98 per share, excluding divested carpet operations. For the same period, Kevco reported net sales of $267 million and pro forma net income of $8.9 million, or $1.60 per share.

Shelter Components, headquartered in Elkhart, Indiana, is a nationwide distributor of building products used principally in the production of manufactured housing, modular housing and recreational vehicles. Shelter Components also manufactures plastic products and laminates decorative wallboard primarily for these markets.

Kevco, headquartered in Fort Worth, Texas, is a leading wholesale distributor and manufacturer of building products to the manufactured housing and recreational vehicle industries.

Certain statements contained herein which are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, the impact of competitors' pricing, product quality and related features; the cyclical nature and seasonality of the manufactured housing and RV markets; the dependence of the Company on its principal customers and key suppliers; and other risks detailed in the Company's Form 10-K and 10-Q filings with the Securities and Exchange Commission, including those set forth in the Prospectus relating to the Company's initial public offering. SOURCE Shelter Components Corporation

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